PETROLOGISTICS LP
PETROLOGISTICS FINANCE CORP.
PL PROPYLENE LLC
600 Travis Street, Suite 3250
Houston, Texas 77002

December 23, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Pamela Long

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration No. 333-192494) (the “Registration Statement”) of PetroLogistics LP, PetroLogistics Finance Corp. and PL Propylene LLC (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, we hereby request that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on December 30, 2013 at 5:00 p.m., Washington, D.C. time, or as soon as thereafter practicable. The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call James J. Fox, John P. Johnston or Christian Mathiesen of Vinson & Elkins L.L.P., at (212) 237-0000, with any questions regarding this matter.

Very truly yours,

PETROLOGISTICS LP

By:	PETROLOGISTICS GP LLC, its General Partner

/s/ Richard Rice
Name:	Richard Rice
Title:	Senior Vice President, General Counsel and Corporate Secretary

PETROLOGISTICS FINANCE CORP.

/s/ Richard Rice
Name:	Richard Rice
Title:	Corporate Secretary

PL PROPYLENE LLC

/s/ Richard Rice
Name:	Richard Rice
Title:	Senior Vice President, General Counsel and Corporate Secretary

Signature Page
Acceleration Request Letter